Exhibit (a)(1)(iii)

Offer to Purchase for Cash Any and All Outstanding Common Shares and Outstanding Preferred Shares

(including Preferred Shares Represented by American Depositary Shares)

at 29.02 Brazilian reais per Common Share and per Preferred Share,

in each case plus interest at the CDI Rate

of

NET SERVIÇOS DE COMUNICAÇÃO S.A.

by

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

and

EMBRATEL PARTICIPAÇÕES S.A.

Pursuant to the Offer to Purchase dated October 17, 2013

THIS TENDER OFFER AND ASSOCIATED WITHDRAWAL RIGHTS EXPIRE, IN THE CASE OF

HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF

NEW YORK MELLON, AS RECEIVING AGENT, AT 10:00 A.M., NEW YORK CITY TIME,

AND, IN THE CASE OF HOLDERS OF COMMON SHARES AND PREFERRED SHARES

TENDERING DIRECTLY, AT 3:00 P.M., NEW YORK CITY TIME, IN EACH CASE

ON NOVEMBER 26, 2013, UNLESS THE TENDER OFFER IS EXTENDED.

To Brokers or other Securities Intermediaries:

Enclosed for your consideration is an offer to purchase, dated October 17, 2013 (the “Offer to Purchase”) and the related ADS letter of transmittal (the “ADS Letter of Transmittal,” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer Documents”) relating to the tender offer by Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Offerors”), each a corporation organized under the laws of the Federative Republic of Brazil, to purchase any and all outstanding common shares, no par value (“Common Shares”), and outstanding preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A. (“Net”), a corporation organized under the laws of the Federative Republic of Brazil, other than those held by the Offerors or their affiliates, in cash at a price of 29.02 Brazilian reais (“R$”) per Common Share and per Preferred Share (for reference, equivalent to approximately U.S.$13.30 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on October 11, 2013, which was U.S.$1.00 = R$2.1818), in each case plus interest at the benchmark interest rate of the Interbank Deposit Certificate, Certificado de Depósito Interbancário (the “CDI Rate,” for reference, approximately 9.32% on October 11, 2013), calculated pro rata from August 19, 2013 through the Auction Date (as defined below), net of the stock exchange and settlement fee described in the Offer Documents, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer Documents. The offer price as announced on June 7, 2012 in a statement of material fact by Embrapar is comprised of a base price of R$26.64 per Common Share and per Preferred Share (the “base offer price”) plus accrued interest at the CDI Rate from June 8, 2012 through the Auction Date. R$29.02 represents the base offer price plus accrued interest at the CDI Rate from June 8, 2012 through and including August 18, 2013, a recent date, and is being disclosed for illustrative purposes. Banco Itaú BBA S.A., the Brazilian intermediary agent, will notify the BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros (the “São Paulo Stock Exchange”) of the offer price, including all accrued interest through the Auction Date at least three Brazilian business days before the Auction Date. The São Paulo Stock Exchange will disclose the offer price on or before the Auction Date. ADS holders tendering the Preferred Shares represented by their ADSs through The Bank of New York Mellon, as receiving agent, will receive payment in U.S. dollars, which shall also be net of expenses for converting Brazilian reais to U.S. dollars, any applicable taxes and fees associated with the cancellation of the ADSs representing Preferred Shares purchased in the tender offer. Also enclosed is Net’s Solicitation/Recommendation Statement on Schedule 14D-9.

There is no separate tender offer being made to acquire ADSs. If a holder of ADSs wishes to participate in the tender offer, the holder may tender the Preferred Shares underlying its ADSs through The Bank of New York Mellon, as receiving agent, in accordance with the instructions set forth in the enclosed ADS Letter of Transmittal and in the Offer to Purchase. If the underlying Preferred Shares are accepted for purchase in the auction described in the Offer to Purchase, those ADSs will be cancelled so that the underlying Preferred Shares may be sold.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold ADSs in your name or in the name of your nominee. See the Offer to Purchase.

For your information, and for forwarding to those clients for which you hold ADSs registered in your name or in the name of your nominee, we are enclosing the following documents:

•	The Offer to Purchase;

•

a printed form of letter that may be sent to clients for whose account you hold ADSs registered in your name or in the name of a nominee, with an Instruction Form attached for obtaining such clients’ instructions with regard to the tender offer; and

•	the ADS Letter of Transmittal (to be used for information and guidance by clients for whose account you hold ADSs registered in your name or in the name of a nominee).

The enclosed ADS Letter of Transmittal cannot be used to tender Common or Preferred Shares, except insofar as Preferred Shares are represented by ADSs, on behalf of clients for whose account you hold ADSs registered in your name or in the name of a nominee. Common Shares or Preferred Shares not represented by ADSs can only be tendered in the tender offer by following the instructions in the Offer Documents. See Instruction 10 of the ADS Letter of Transmittal and the Offer to Purchase.

We urge you to contact your clients as promptly as possible.

Please note the following:

1. The tender offer is being conducted concurrently in the United States and Brazil and is open to all holders of Common Shares, Preferred Shares and ADSs. The Offer Documents are intended solely for holders of Common Shares and Preferred Shares that are U.S. residents (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended) and all holders of ADSs representing Preferred Shares wherever located. Holders of Common Shares and Preferred Shares that are not U.S. residents may not use the Offer Documents. A separate offer document, called an Edital, for use by holders of Common Shares and Preferred Shares that are not U.S. residents, has been published in Portuguese in Brazil as required by Brazilian law. In addition, a short circular primarily corresponding to the Edital for use by holders of Preferred Shares listed on the Mercado de Valores Latinoamericanos is being published in Spanish concurrently in Spain as required under applicable Spanish law.

2. In order to participate in the tender offer, a holder of ADSs may tender the Preferred Shares underlying its ADSs through The Bank of New York Mellon, as receiving agent, in accordance with the instructions set forth in the Offer Documents. As an alternative to tendering the Preferred Shares underlying its ADSs through the receiving agent, an ADS holder may also surrender its ADSs to JPMorgan Chase Bank N.A. (“JPMorgan Chase Bank”), as ADS depositary, pay any applicable fee to JPMorgan Chase Bank in order to withdraw the Preferred Shares underlying the ADSs from the ADS program and participate directly in the tender offer as a holder of Preferred Shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See the Offer to Purchase.

3. After purchase by the Offerors of the Preferred Shares underlying the ADSs tendered through the receiving agent and receipt by the receiving agent of payment of the consideration for those Preferred Shares, the receiving agent will, as promptly as possible, pay to the applicable holders of ADSs the U.S. dollar equivalent (based on the spot market exchange rate on the date the receiving agent is notified that its Brazilian brokerage firm (a “Brokerage Firm”) authorized to conduct trades on the São Paulo Stock Exchange, has received payment in Brazilian reais, net of expenses for converting Brazilian reais to U.S. dollars) of R$29.02 per Preferred Share (for reference, equivalent to approximately U.S.$13.30 per ADS based on the PTAX exchange rate of U.S.$1.00 = R$2.1818 on October 11, 2013), plus interest at the CDI Rate (for reference, approximately 9.32% on October 11, 2013), calculated pro rata from August 19, 2013 through the Auction Date, minus (1) a fee of up to U.S.$5.00 per 100 ADSs or portion thereof for the cancellation of the ADSs representing Preferred Shares purchased in the tender offer, (2) the combined fee of 0.035% of the purchase price payable to the São Paulo Stock Exchange and the BM&FBOVESPA Central Depositary, Central Depositária da BM&FBOVESPA, as described in the Offer to Purchase, (3) the holder’s pro rata portion of the fee or commission charged by the receiving agent’s Brokerage Firm to tender Preferred Shares underlying ADSs on behalf of ADS holders participating in the tender offer; and (4) applicable withholding taxes. The ADS cancellation fee is payable to JPMorgan Chase Bank, as depositary under the deposit agreement governing Net’s ADS program. In addition, ADS holders must pay any taxes or governmental charges payable in connection with the cancellation of ADSs representing Preferred Shares purchased in the tender offer. ADS holders will receive the consideration for the ADSs representing Preferred Shares accepted for purchase in the tender offer in cash by check or, in the case of ADSs held through The Depository Trust Company (“DTC”), by means of delivery of funds to the account maintained at DTC by the tendering participant. Under no circumstances will interest be paid on such consideration for the ADSs regardless of any delay in making payment to holders of ADSs.

4. U.S. federal income tax backup withholding (at a rate of 28%) may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number and make any other required certification or otherwise establish an exemption.

5. Any holder of ADSs that wishes to tender Preferred Shares underlying ADSs through the receiving agent must do so prior to 10:00 a.m., New York City time (the “ADS Expiration Time”), on November 26, 2013 (such date, as it may be extended by us, the “Expiration Date”). See the Offer to Purchase. Any beneficial owner of ADSs holding such ADSs through your firm and wishing to tender Preferred Shares underlying such ADSs should be informed of any earlier cutoff date and time applicable to it. In order to participate in the tender offer through the receiving agent, the following must be delivered to the receiving agent prior to the ADS Expiration Time, on the Expiration Date: (a) the enclosed ADS Letter of Transmittal, properly executed, with any required signature guarantees, and the American Depositary Receipts (“ADRs”) evidencing the ADSs; or (b) in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the ADS Letter of Transmittal), in each case together with any other documents required by the receiving agent and in accordance with the instructions set forth in the ADS Letter of Transmittal. The receiving agent will then contact a Brokerage Firm to tender the Preferred Shares underlying the ADSs in the auction on the São Paulo Stock Exchange that is currently scheduled to occur at 1:00 p.m., New York City time, on November 27, 2013, one business day after the Expiration Date (the “Auction Date”), as described in the Offer to Purchase. We will pay for the Common Shares and Preferred Shares purchased in the tender offer on the settlement date (the “Settlement Date”), which we expect will be the third Brazilian business day after the Auction Date, in accordance with the rules established by the clearing and settlement chamber of the São Paulo Stock Exchange.

The Offerors will not pay any fees or commissions to any broker, securities intermediary or other person for soliciting tenders of Preferred Shares represented by ADSs pursuant to the Offer Documents. In addition, the Offerors will not pay any transfer taxes payable on the transfer of Preferred Shares represented by ADSs to it. See Instruction 6 to the ADS Letter of Transmittal. The Offerors will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

Any inquiries you may have with respect to the tender offer and requests for copies of the enclosed materials should be addressed to D. F. King & Co., Inc., the information agent for the tender offer, at the address and telephone numbers set forth on the back cover page of the ADS Letter of Transmittal.

Very truly yours,

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF EMBRATEL, EMBRAPAR, NET, THE RECEIVING AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE TENDER OFFER, OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.